VAUTE COUTURE, INC.

Unaudited Financial Statements For The Year Ended December 31, 2016 and 2015

May 23, 2017



Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Vaute Couture, Inc.
New York, NY

We have reviewed the accompanying balance sheet of Company, Inc. as of December 31, 2016, and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 23, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com


VAUTE COUTURE, INC.
BALANCE SHEET
DECEMBER 31, 2016 AND 2015
_____


	2016	2015
ASSETS		
CURRENT ASSETS		
Cash	$ 5,648	$ 481
Accounts Receivable	16,875	8,136
Inventory	385,334	224,726
TOTAL CURRENT ASSETS	407,857	233,343
NON-CURRENT ASSETS		
Security Deposits	40,500	-
TOTAL NON-CURRENT ASSETS	40,500	-
TOTAL ASSETS	448,357	233,343
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable	64,236	42,145
Taxes Payable	14,293	154
Accrued Expenses	326,960	21,952
Short Term Loans	20,042	41,834
Allowance for Returns	7,567	8,154
TOTAL CURRENT LIABILITIES	433,098	114,239
NON-CURRENT LIABILITIES		
Notes Payable	1,103,176	530,274
TOTAL LIABILITIES	1,536,274	644,513
SHAREHOLDER'S EQUITY		
Common Stock	1,000	1,000
Retained Earnings (Deficit)	(1,088,917)	(412,170)
TOTAL SHAREHOLDER'S EQUITY	(1,087,917)	(411,170)
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 448,357	$ 233,343

VAUTE COUTURE, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
_____

	2016	**2015**
Operating Income		
Sales	$ 858,293	$ 679,025
Cost of Sales	398,742	360,913
Gross Profit	459,551	318,112
Operating Expense		
Salaries	498,110	265,801
General and Administrative	289,592	206,705
Rent	131,177	123,744
Research and Development	51,494	26,107
Advertising	29,989	27,569
Travel	4,305	8,562
	1,004,667	658,488
Net Income from Operations	(545,116)	(340,376)
Other Income (Expense)		
Interest Expense	(131,580)	(37,513)
State and Local Taxes	(50)	(5,075)
Net Income	$ (676,746)	$ (382,964)

VAUTE COUTURE, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
_____

	2016	2015
Net Income (Loss) For The Period	$ (676,746)	$ (382,964)
Cash Flows From Operating Activities		
Change in Accounts Receivable	(8,739)	-
Change in Inventory	(160,608)	(104,276)
Change in Payables	36,230	(6,699)
Change in Accrued Expenses	305,008	8,444
Change in Short Term Loans	(21,792)	(55,594)
Change in Allowance for Returns	(587)	8,154
Net Cash Flows From Operating Activities	149,512	(149,971)
Cash Flows From Investing Activities		
Change in Security Deposits	(40,500)	-
Net Cash Flows From Investing Activities	(40,500)	-
Cash Flows From Financing Activities		
Change in Notes Payable	572,902	515,085
Net Cash Flows From Financing Activities	572,902	515,085
Cash at Beginning of Period	481	18,332
Net Increase (Decrease) In Cash	5,168	(17,850)
Cash at End of Period	$ 5,648	$ 481

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Vaute Couture, Inc. ("the Company") is a corporation organized under the laws of the States of Illinois and New York. The Company intends to reorganize as a Delaware corporation during fiscal year 2017. The Company operates a clothing store that specializes in women's clothing.

The Company will conduct an equity crowdfund offering during the second and third quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Rent

The Company occupies a retail space under an operating lease. The lease commenced in July of 2016 and has a ten-year term. Future minimum payments due under the lease are as follows:

Fiscal year 2017	$164,430
Fiscal year 2018	$169,362
Fiscal year 2019	$174,444
Fiscal year 2020	$181,447
Fiscal year 2021	$188,649
Fiscal year 2022	$194,321
Fiscal year 2023	$200,150

Fiscal year 2024 $206,155
Fiscal year 2025 $212,340
Fiscal year 2026 $107,739

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. For the years ended December 31, 2016 and 2015, the Company elected tax treatment as a Subchapter S Corporation. Thus, all items of income and expense for those years were reported by the shareholders on their individuals returns. The Company revoked its S Corporation election in early 2017.

The Company's 2014 federal tax filing will be subject to inspection by the Internal Revenue Service until 2018. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company is subject to tax filing requirements in the State of Illinois. The Company's 2014 Illinois tax filing will be subject to inspection by that State until 2019. The Company's 2015 Illinois tax filing will be subject to inspection by that State until 2020.The Company's 2016 Illinois tax filing will be subject to inspection by that State until 2021.

The Company is subject to tax filing requirements in the State of New York. The Company's 2014 New York tax filing will be subject to inspection by that State until 2019. The Company's 2015 New York tax filing will be subject to inspection by that State until 2020.The Company's 2016 New York tax filing will be subject to inspection by that State until 2021.

NOTE D- CONVERTIBLE DEBT

During 2015 and 2016, the Company issued a series of promissory notes ("the Notes") for the purpose of raising additional operating capital. The Notes accrue interest at the rate of 6% per annum, and a mature after a twenty-four month term. The Notes are convertible to common stock at maturity at the option of each Note holder, or to preferred stock in the event of a qualified financing event.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 23, 2017, the date that the financial statements were available to be issued.